                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
          17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[   ]     Check box if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1. NAME AND ADDRESS OF REPORTING PERSON*

I.G. Investment Management, Ltd.*
(LAST) (FIRST) (MIDDLE)
447 Portage Avenue
(STREET)
Winnipeg, Manitoba, Canada R3C 3B6
(CITY) (STATE) (ZIP)

2. ISSUER NAME AND TICKER OR TRADING SYMBOL

Hilb, Rogal and Hamilton Company (HRH)

3. I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

The Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number

4. STATEMENT FOR MONTH/YEAR

March, 1999

5. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

Not applicable.

6. RELATIONSHIP OF REPORTING PERSON(s) TO ISSUER (CHECK ALL APPLICABLE)

[   ] Director                                     [ X ] 10% Owner
[   ] Officer (give title below)                   [   ] Other (specify below)


INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)

[   ]  Form Filed by One Reporting Person
[ X ]  Form Filed by More than One Reporting Person

*If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

------------------------------------------------------------------------------------------------------------------------------------
                         A.      TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED
                                 OF, OR BENEFICIALLY OWNED

                         B.
------------------------------------------------------------------------------------------------------------------------------------

1. TITLE OF     2.               3.TRANSACTION     4. SECURITIES ACQUIRED         5.AMOUNT OF         6.              7. NATURE OF
SECURITY        TRANSACTION      CODE                 (A) OR DISPOSED OF (D)        SECURITIES        OWNERSHIP       INDIRECT
(INSTR. 3)      DATE                                                                BENEFICIALLY      FORM: DIRECT    BENEFICIAL
                (MONTH/DAY/      (INSTR. 8)        (INSTR. 3, 4 AND 5)              OWNED AT          (D) OR          OWNERSHIP
                YEAR)                                                               END OF MONTH      INDIRECT        (INSTR. 4)
                                                                                    (INSTR. 3 AND     (I) (INSTR. 4)
                                                                                    4)
                                ------------------------------------------
                                 CODE    V         AMOUNT    (A)    PRICE
                                                             OR
                                                             (D)
------------------------------------------------------------------------------------------------------------------------------------
Common          March 19,        P                 1,000     A      $15.63          Note 1            Note 1             Note 1
Shares          1999
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


---------------------------------------------------------------------------------------------------------------------
          C.      TABLE II -                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
                  DERIVATIVE
                  SECURITIES
                  ACQUIRED,
                  DISPOSED OF OR
                  BENEFICIALLY
                  OWNED

---------------------------------------------------------------------------------------------------------------------
1.       2.       3.       4.TRAN   5.         6. DATE        7. TITLE AND   8. PRICE    9.        10.     11.
TITLE    CONVE    TRANSA   SACTIO   NUMBER     EXERCISABLE    AMOUNT OF      OF          NUMBER    OWNER   NATUR
OF       RSION    CTION    N CODE   OF         AND            UNDERLYING     DERIVATIV   OF        SHIP    E OF
DERIV    OR       DATE     (INSTR   DERIVAT    EXPIRATION     SECURITIES     E           DERIVA    FORM    INDIR
ATIVE    EXERC    (MONTH   . 8)     IVE        DATE           (INSTR. 3      SECURITY    TIVE      OF      ECT
SECUR    ISE      /DAY/             SECURIT    (MONTH/DAY/Y   AND 4)         (INSTR.5)   SECURI    DERIV   BENEF
ITY      PRICE    YEAR)             IES        EAR)                                      TIES      ATIVE   ICIAL
(INST    OF                         ACQUIRE                                              BENEFI    SECUR   OWNER
R.3)     DERIV                      D (A)                                                CIALLY    ITY:    SHIP
         ATIVE                      OR                                                   OWNED     DIREC   (INST
         SECUR                      DISPOSE                                              AT END    T (D)   R. 4)
         ITY                        D OF                                                 OF        OR
                                    (D)                                                  MONTH     INDIR
                                    (INSTR.                                              (INSTR    ECT
                                    3, 4                                                 . 4)      (I)
                                    AND 5)                                                         INSTR
                                                                                                   . 4)
                          ---------------------------------------------------
                           C   V    (A)   (D)  DATE   EXPI    TITLE   AMOUNT
                           O                   EXER   RATI            OR
                           D                   CISA   ON              NUMBER
                           E                   BLE    DATE            OF
                                                                      SHARES
---------------------------------------------------------------------------------------------------------------------
Note     Note     Note    N    N    Note  Note Note   Note    Note    Note 2 Note 2      Note 2    Note 2  Note 2
2        2        2       o    o    2     2    2      2       2
                          t    t
                          e    e
                          2    2
---------------------------------------------------------------------------------------------------------------------


INSTRUCTION 4(b)(v) LIST OF OTHER REPORTING PERSONS:

         This joint statement is filed by and on behalf of the following Reporting Persons signing this Form 4 and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd.





                              Form 4 - Page 2 of 5

(the "Management Company") and Investors U.S. Opportunities Fund and Investors U.S. Growth Fund (collectively, the "Funds"). Each is filing as a 10% owner for purposes of this Form 4 filing.

         All of the Reporting Persons have their principal places of business at:
                          One Canada Centre
                          447 Portage Avenue
                          Winnipeg, Manitoba
                          Canada R3C 3B6

         None of the Reporting Persons, each a non-U.S. entity, have I.R.S. Identification Numbers

         IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

         Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

         The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

         The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

         The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

         IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

         Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

EXPLANATION OF RESPONSES:

Note 1

         Investors U.S. Opportunities Fund may be deemed to own beneficially and directly 748,650 shares of Common Stock of the issuer.

         Investors U.S. Growth Fund may be deemed to own beneficially and directly 901,000 shares of Common Stock of the issuer.

         Each of IGI, Trustco, the Management Company and the Trustee may be deemed to own beneficially and indirectly, through the Funds, 1,649,650 shares of Common Stock of the issuer.

Note 2

         None of the above Reporting Persons beneficially own, directly or indirectly, any derivative securities of the issuer.





                              Form 4 - Page 3 of 5
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SIGNATURE:

INVESTORS GROUP INC.


By:      /s/ Hugh Sanford Riley
         ----------------------
         Hugh Sanford Riley,
         President and Chief
         Executive Officer of
         Investors Group Inc.


INVESTORS GROUP TRUSTCO INC.


By:      /s/ Richard Elliott Archer
         --------------------------
         Richard Elliott Archer,
         President of
         Investors Group Trustco Inc.


INVESTORS GROUP TRUST CO. LTD.


By:      /s/ Wayne Stanley Walker
         ------------------------
         Wayne Stanley Walker,
         President and Chief Executive Officer
         Investors Group Trust Co. Ltd.





                              Form 4 - Page 4 of 5

I.G. INVESTMENT MANAGEMENT, LTD.


By:      /s/ Alexander Scott Penman
         --------------------------
         Alexander Scott Penman
         President of
         I.G. Investment Management, Ltd.


INVESTORS U.S. OPPORTUNITIES FUND



By:      /s/ Wayne Stanley Walker
         ------------------------
         Wayne Stanley Walker,
         President and Chief Executive Officer of
         Investors Group Trust Co. Ltd.,
         as Trustee for
         Investors U.S. Opportunities Fund


INVESTORS U.S. GROWTH FUND



By:      /s/ Wayne Stanley Walker
         ------------------------
         Wayne Stanley Walker,
         President and Chief Executive Officer of
         Investors Group Trust Co. Ltd.,
         as Trustee for
         Investors U.S. Growth Fund


Date:    April 12, 1999

**       Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.





                              Form 4 - Page 5 of 5